1st UNIT Program is Approved

by the Board of Directors

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and sells energy, with shares traded on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), further to the material facts 06/21 and 07/21, hereby informs its shareholders and the market in general that the Board of Directors approved, today, the conversion of shares and the formation of share deposit certificates (“UNITs”) under the 1st Share Conversion and Share Deposit Certificate Formation Program (“1st UNITs Program” or “Program”).

As informed in the relevant fact 07/21, during the request period, the non-controlling shareholders requested (i) the conversion of 362,580,947 common shares into class “B” preferred shares, the conversion of 139,520 class “A” preferred shares into class “B” preferred shares, the total conversion of 82,330,391 class “B” preferred shares into common shares; and (ii) the formation of 248,134,108 UNITs, at the central depository of assets.

In addition, pursuant to items 1.10 and 2.6 of the 1st UNIT Program, the State of Paraná, as the controlling shareholder, after the request period, required (i) the conversion of 115,969,784 common shares into class “B preferred shares ”; and (ii) the formation of 28,992,446 UNITs, in the book-entry environment. Consequently, after the conversions, the State maintains its participation of 31.1% in the total capital of the Company, being 5.3% in UNITs.

Accordingly, the Board of Directors approved (i) the ratification of the capital stock, fully subscribed and paid up, in the amount of R$10,800,000,000.00, which, after the conversion of shares, will now be represented by 2,736,553,750 shares, without nominal value, being 1,054,090,460 common shares, 3,128,000 class “A” preferred shares, and 1,679,335,290 class “B” preferred shares; and (ii) the total formation of 277,126,554 UNITs.

The Board of Directors also established that UNITs will be formed, issued and credited to shareholders on April 26, 2021.

The UNITs will start to be effectively traded on the stock market of B3 S.A.- Brasil, Bolsa, Balcão under the code CPLE11 as of April 26, 2021,

(including this date).

Curitiba, April 23, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011